

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 20, 2017

Via Email
Mr. Brian Gelman
Chief Financial Officer
GlyEco, Inc.
230 Gill Way
Rock Hill, SC  29730

> **Re:   GlyEco, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed April 6, 2017**
> **File No. 0-30396**

Dear Mr. Gelman:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction